QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99.1

 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

        NOTICE IS HEREBY GIVEN that an Annual Meeting of Shareholders of Fairfax Financial Holdings Limited will be held at Roy Thomson Hall, 60 Simcoe Street, Toronto, Canada on Thursday, April 16, 2015 at 9:30 a.m. (Toronto time) for the following purposes:

  (a)
  to elect directors;

  (b)
  to appoint auditors; and

  (c)
  to transact such other business as may properly come before the meeting.

By Order of the Board,
Eric P. Salsberg Vice President, Corporate Affairs and Corporate Secretary

Toronto, March 6, 2015

        If you cannot be present to vote in person at the meeting, please complete and sign the enclosed form of proxy and return it in the envelope provided, or vote online at https://proxy.valianttrust.com. Please refer to the accompanying Management Proxy Circular for further information regarding completion and use of the proxy and other information pertaining to the meeting.

 MANAGEMENT PROXY CIRCULAR

(Note: Dollar amounts in this Management Proxy Circular are in Canadian dollars except as otherwise indicated.)

Voting Shares and Principal Holders Thereof

We have 21,547,050 subordinate voting shares and 1,548,000 multiple voting shares outstanding (these are our only voting securities). Each subordinate voting share carries one vote per share at all meetings of shareholders except for separate meetings of holders of another class of shares. Each multiple voting share carries ten votes per share at all meetings of shareholders except in certain circumstances (which have not occurred) and except for separate meetings of holders of another class of shares. The outstanding subordinate voting shares currently represent 58.2% of the total votes attached to all classes of our outstanding shares.

Each holder of our subordinate voting shares or multiple voting shares of record at the close of business on March 6, 2015 (the "record date" established for notice of the meeting and for voting in respect of the meeting) will be entitled to vote at the meeting or any adjournment or postponement thereof, either in person or by proxy. Shareholders representing in person or by proxy at least 15% of our outstanding voting shares constitute a quorum at any meeting of shareholders.

The Sixty Two Investment Company Limited ("Sixty Two") owns 50,620 subordinate voting shares and 1,548,000 multiple voting shares, representing 41.9% of the total votes attached to all classes of our shares (100% of the total votes attached to the multiple voting shares and 0.2% of the total votes attached to the subordinate voting shares). V. Prem Watsa, our Chairman and Chief Executive Officer, controls Sixty Two and himself beneficially owns an additional 258,115 subordinate voting shares and exercises control or direction over an additional 2,100 subordinate voting shares. These shares, together with the shares owned directly by Sixty Two, represent 42.6% of the total votes attached to all classes of our shares (100% of the total votes attached to the multiple voting shares and 1.4% of the total votes attached to the subordinate voting shares). To the knowledge of our directors and officers, there are no other persons who (directly or indirectly) beneficially own, or control or direct, shares carrying 10% or more of the votes attached to any class of our voting shares.

Except for a sale to a purchaser who makes an equivalent unconditional offer to purchase all outstanding subordinate voting shares, Sixty Two has agreed with us that it will not sell its multiple voting shares (except to Sixty Two's 75%-owned subsidiaries).

Annual Report

Our Annual Report includes our consolidated financial statements and the notes thereto for the year ended December 31, 2014. No action will be taken at the meeting with respect to approval or disapproval of the Annual Report.

You may obtain a copy of our latest annual information form (together with the documents incorporated therein by reference), our comparative consolidated financial statements for 2014 together with the report of the auditors thereon, management's discussion and analysis of our financial condition and results of operations for 2014, any of our interim financial statements for periods subsequent to the end of our 2014 fiscal year and this circular, upon request to our Corporate Secretary. If you are one of our securityholders, there will be no charge to you for these documents. You can also find these documents on our website (www.fairfax.ca) or on SEDAR (www.sedar.com).

Election of Directors

A Board of eight directors is to be elected at the meeting to serve until the next annual meeting. Each nominee is voted for on an individual basis. If you submit a proxy in the enclosed form, it will, unless you direct otherwise, be voted FOR the election of each of the nominees named below. However, in case any of the nominees should become unavailable for election for any presently unforeseen reason, the persons named in the proxy will have the right to use their discretion in selecting a substitute. The Board has adopted a majority voting policy for uncontested elections of directors. If any nominee for director who is not elected by at least a majority (50% + 1 vote) of the votes cast with respect to his or her election, he or she will immediately tender his or her resignation to the Chairman of the Board following the annual meeting. The Governance and Nominating Committee will consider the resignation and recommend to the Board whether there are exceptional circumstances which would warrant rejecting such resignation. The Board will accept the resignation, absent exceptional circumstances, and will make such determination within 90 days of the applicable annual meeting. Any director who tenders his or her resignation pursuant to the policy will not participate in any meeting of the Board or any committee of the Board at which such resignation is considered. The resignation will be effective when accepted by the Board. Following the Board's decision on any resignation, the Company will promptly disclose, via press release, the Board's decision of whether or not to accept the director's resignation offer, including the reasons for rejecting the resignation offer, if applicable. The following information is submitted with respect to the nominees for director:

Names of nominees, offices held in Fairfax (or significant affiliates) and principal occupations	Director since	Ownership or control over voting securities (subordinate voting shares) of Fairfax		Ownership or control over voting securities (subordinate voting shares) of Fairfax India Holdings Corporation (a publicly traded subsidiary)
ANTHONY F. GRIFFITHS(a)(b)(c)(d) Independent Business Consultant and Corporate Director	2002	13,000	(1)	50,000
ROBERT J. GUNN(a)(c) Independent Business Consultant and Corporate Director	2007	1,000	(1)	—
ALAN D. HORN(a) President and Chief Executive Officer, Rogers Telecommunications Limited	2008	—(1)(2)		15,000
JOHN R.V. PALMER(b) Chairman, Toronto Leadership Centre	2012	240	(1)	—
TIMOTHY R. PRICE(a)(b) Chairman, Brookfield Funds, a division of Brookfield Asset Management Inc.	2010	2,000	(1)(3)	—
BRANDON W. SWEITZER(b)(c) Dean, School of Risk Management, St. John's University	2004	1,785	(1)	—
BENJAMIN P. WATSA Partner and Portfolio Manager, Lissom Investment Management Inc.	—	530		—
V. PREM WATSA Chairman and Chief Executive Officer of Fairfax	1985	(4)		320,000
(a)
Member of the Audit Committee (Chair — Alan Horn)
(b)
Member of the Governance and Nominating Committee (Chair — Anthony Griffiths)
(c)
Member of the Compensation Committee (Chair — Anthony Griffiths)
(d)
Lead Director
(1)
Each of Messrs. Griffiths, Gunn, Horn, Palmer and Price has received an option on, respectively, 2,750; 2,000; 1,754; 1,244 and 1,300 of our previously issued subordinate voting shares purchased in the market. Mr. Sweitzer has received a restricted stock grant of 232 of our previously issued subordinate voting shares purchased in the market. Details on all option and restricted share grants to our directors are shown in the table below giving details of the outstanding option-based and share-based awards granted to our directors and are further described below under "Equity Compensation Plan". None of the shares mentioned in this footnote are included in the numbers of our shares shown in the above table.
(2)
Mr. Horn's spouse beneficially owns 500 of our subordinate voting shares.
(3)
Mr. Price's spouse beneficially owns 25 of our subordinate voting shares.
(4)
Mr. Watsa controls Sixty Two, which owns 50,620 of our subordinate voting shares and 1,548,000 of our multiple voting shares, and himself beneficially owns an additional 258,115, and exercises control or direction over an additional 2,100, of our subordinate voting shares.

The information as to shares beneficially owned or controlled by each nominee, and certain of the biographical information provided below, not being within our knowledge, has been furnished by such nominee.

Legend:
BD — Board of Directors	AC — Audit Committee	CC — Compensation Committee	G&NC — Governance and Nominating Committee

Anthony F. Griffiths, 84, is a member of our Board of Directors and our Lead Director. Mr. Griffiths is an independent business consultant and corporate director. He is a director of our publicly traded subsidiary Fairfax India Holdings Corporation and is also the Chairman of Novadaq Technologies Inc. Mr. Griffiths was the Chairman of Mitel Corporation from 1987 to 1993, and from 1991 to 1993 assumed the positions of President and Chief Executive Officer in addition to that of Chairman. Mr. Griffiths is a member of our Audit Committee and the Chair of our Compensation and Governance and Nominating Committees, and is a resident of Toronto, Ontario, Canada.

Meetings Attended in 2014 6 of 6 BD 6 of 6 AC 1 of 1 CC 1 of 1 G&NC

Robert J. Gunn, 69, is a member of our Board of Directors. Mr. Gunn is an independent business consultant and corporate director. Mr. Gunn is the Chairman of the Board of Directors of our Northbridge subsidiary ("Northbridge") and served as the Vice Chairman of the Board of Directors of Northbridge from 2004 to 2014. Mr. Gunn previously served as the Chief Executive Officer and Chief Operating Officer of Royal & SunAlliance plc of London, England from 2002 to 2003 and 2001 to 2002, respectively. He also served as Group Director, Americas, of Royal & SunAlliance from 1998 to 2001. From 1990 to 2001, Mr. Gunn held the positions of President and Chief Executive Officer at Royal & SunAlliance Canada. Mr. Gunn is a member of our Audit and Compensation Committees, and is a resident of Toronto, Ontario, Canada.

Meetings Attended in 2014 6 of 6 BD 6 of 6 AC 1 of 1 CC

Alan D. Horn, 63, is a member of our Board of Directors. Mr. Horn is the President and Chief Executive Officer of Rogers Telecommunications Limited and has been Chairman of Rogers Communications Inc. since March 2006. Mr. Horn served as Acting President and Chief Executive Officer of Rogers Communications Inc. during 2008. Mr. Horn was Vice-President, Finance and Chief Financial Officer of Rogers Communications Inc. from 1996 to 2006 and was President and Chief Operating Officer of Rogers Telecommunications Limited from 1990 to 1996. He is also a director of our publicly traded subsidiary Fairfax India Holdings Corporation, and is the Chair of our Audit Committee. Mr. Horn is a Chartered Accountant and a director and a member of the Audit Committee of CCL Industries Inc. Mr. Horn is a resident of Toronto, Ontario, Canada.

Meetings Attended in 2014 6 of 6 BD 6 of 6 AC

John R.V. Palmer, 71, is a member of our Board of Directors. Mr. Palmer is the Chairman of the Toronto Leadership Centre, a position he has held since 2005. Mr. Palmer has acted as a consultant and advisor on financial and financial sector regulatory matters to a number of international organizations and national authorities, including the International Monetary Fund, the World Bank, the Asian Development Bank, USAID, the Monetary Authority of Singapore and the Australian Prudential Regulation Authority. Mr. Palmer served as the Superintendent of Financial Institutions for Canada from 1994 to 2001, and as Deputy Managing Director of the Monetary Authority of Singapore from 2002 to 2005. Prior thereto, Mr. Palmer held a number of senior positions at KPMG LLP (Canada), including Managing Partner and Deputy Chairman. Mr. Palmer is a director, Chairman of the Risk Committee and a member of the Audit Committee of Manulife Financial Corporation. Mr. Palmer is a Chartered Accountant and a member of our Governance and Nominating Committee, and is a resident of Toronto, Ontario, Canada.

Meetings attended in 2014 6 of 6 BD 1 of 1 G&NC

Timothy R. Price, 72, is a member of our Board of Directors. Mr. Price has been the Chairman of Brookfield Funds, a division of Brookfield Asset Management Inc., since 1997 and was the Chairman of Brookfield Financial Corporation until December 2004. Mr. Price is a director of Brookfield Residential Properties, HSBC Bank Canada and Canadian Tire Corporation, serves on the Audit Committee of HSBC Bank Canada and is the Chair of the Social Responsibility Committee of Canadian Tire. He also serves on the Board of Governors of York University, the St. Michael's Hospital Foundation Board and the Dean's Advisory Board at the Schulich School of Business. Mr. Price is a member of our Audit and Governance and Nominating Committees, and is a resident of Toronto, Ontario, Canada.

Meetings Attended in 2014 6 of 6 BD 5 of 6 AC 1 of 1 G&NC

Brandon W. Sweitzer, 72, is a member of our Board of Directors. Mr. Sweitzer is the Dean of the School of Risk Management, St. John's University and a director of the U.S. Chamber of Commerce. He is a director of our subsidiaries OdysseyRe, Falcon Insurance Company and First Capital Insurance Limited. Mr. Sweitzer also serves on the boards of Integro, Ltd. and the School of Risk Management, St. John's University, and is past president of the Board of Trustees of the Kent School and a Trustee emeritus. Mr. Sweitzer became Chief Financial Officer of Marsh Inc. in 1981, and was its President from 1999 through 2000. From 1996 to 1999, Mr. Sweitzer served as President and Chief Executive Officer of Guy Carpenter & Company. Mr. Sweitzer is a member of our Compensation and Governance and Nominating Committees, and is a resident of New Canaan, Connecticut, U.S.A.

Meetings Attended in 2014 5 of 6 BD 1 of 1 CC 1 of 1 G&NC

Benjamin P. Watsa, 36, is a new nominee for election to our Board of Directors. Mr. Watsa is a Partner and Portfolio Manager at Lissom Investment Management Inc., a private investment counselor that provides wealth management services for high net worth clients through the Owners Family of Funds, where he manages the Owners Opportunities Fund, a small and mid-cap. focused equity fund. Prior to joining Lissom in 2006, Mr. Watsa worked in New York in investment banking as an Analyst in the Financial Institutions Group at Banc of America Securities from 2001 to 2003 and as an Associate at Cochran Caronia Waller from 2003 to 2006. Mr. Watsa is also a member of the Finance Committee of the Rideau Hall Foundation, and is a resident of Toronto, Ontario, Canada.

New Nominee

V. Prem Watsa, 64, has been the Chairman of our Board of Directors and our Chief Executive Officer since 1985. He has served as Vice President of Hamblin Watsa Investment Counsel Ltd. since 1985. Mr. Watsa is the Chairman of our publicly traded subsidiary Fairfax India Holdings Corporation. Mr. Watsa is also a director of BlackBerry Limited, and is a resident of Toronto, Ontario, Canada.

Meetings Attended in 2014 6 of 6 BD

None of our director nominees serve together on the Board of any other companies, other than subsidiaries of Fairfax, or act together as trustees for other entities.

Mr. Griffiths was a director of Resolute Forest Products Inc. (formerly AbitibiBowater Inc.) when that company and certain of its Canadian and U.S. subsidiaries filed for protection in Canada under the Companies' Creditors Arrangement Act (Canada)("CCAA") and for relief under Chapter 11 of the United States Bankruptcy Code ("USBC") in April 2009. On December 9, 2010, that company emerged from creditor protection under the CCAA in Canada and Chapter 11 of the USBC in the United States. Mr. Griffiths was a director of PreMD Inc. from 1995 to February 2010 and in connection with the voluntary delisting of that company's shares from the TSX, cease trade orders were issued in April 2009 requiring all trading in and all acquisitions of securities of that company to cease permanently due to that company's failure to file continuous disclosure materials required by Ontario securities law. The cease trade orders are still in effect. Mr. Griffiths was a director of Jaguar Mining Inc. from May 2004 to June 2013. On December 23, 2013, that company commenced proceedings under the CCAA to complete a recapitalization and financing transaction. Trading of that company's common shares was suspended on December 23, 2013 and those shares were delisted from the TSX on February 10, 2014. On February 7, 2014, the affected unsecured creditors of that company and the Ontario Superior Court of Justice approved that company's plan of compromise and arrangement pursuant to the CCAA, which was implemented effective April 22, 2014.

Subsequent references in this Circular to "Mr. Watsa" are, unless expressly indicated otherwise, references to V. Prem Watsa.

Appointment of Auditor

If you submit a proxy in the enclosed form, it will, unless you direct otherwise, be voted FOR the appointment of PricewaterhouseCoopers LLP as our auditor to hold office until the next annual meeting. PricewaterhouseCoopers LLP (formerly Coopers & Lybrand) has been our auditor since 1974. In order to be effective, the resolution to appoint PricewaterhouseCoopers LLP as our auditor must be passed by a majority of the votes cast in person or by proxy at the meeting.

Shareholder Proposals for Next Year's Annual Meeting

The Canada Business Corporations Act permits certain eligible shareholders to submit shareholder proposals to us, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which we must receive shareholder proposals for our annual meeting of shareholders to be held in 2016 is December 8, 2015.

Other Business

Our management is not aware of any other matters which are to be presented at the meeting. However, if any matters other than those referred to herein should be presented at the meeting, the persons named in the enclosed proxy are authorized to vote the shares represented by the proxy in their discretion and in accordance with their best judgment.

Compensation of Directors

Our directors who are not officers or employees of us or any of our subsidiaries receive a retainer of $75,000 per year. There are no additional fees based on meeting attendance. The Chair of the Audit Committee and the Lead Director each also receives a further retainer of $10,000 per year, and the Chair of each other committee also receives a further retainer of $5,000 per year, for services in those respective capacities. In addition, non-management directors joining the Board are granted a restricted stock grant (or, as a result of applicable tax rules, an option equivalent) of approximately $500,000 of our subordinate voting shares, vesting as to 10% per year commencing one year after the date of grant (or, if desired, on a slower vesting schedule). Additional amounts may be paid for special assignments. Please see the table below, giving details of the outstanding option-based and share-based awards granted to our directors, for information concerning stock-related awards to directors. Any such awards made to directors are on our outstanding subordinate voting shares purchased in the market and, since they involve no previously unissued stock, there is no dilution to shareholders. Non-management directors are also reimbursed for travel and other out-of-pocket expenses incurred in attending Board or committee meetings or in otherwise being engaged on our business. Our Chairman does not receive compensation for his services as a director separate from his compensation as Chief Executive Officer. Details of the compensation provided to our directors during 2014 (including compensation paid by our subsidiaries for those individuals' services as directors of those subsidiaries) are shown in the following table:

Name	Fees Earned	Share-Based Awards	Option-Based Awards	Non-Equity Incentive Plan Compensation	All Other Compensation(1)(2)		Total Compensation
Anthony F. Griffiths	$95,000	—	—	—	$82,422	(3)(4)(5)(6)	$177,422
Robert J. Gunn	75,000	—	—	—	112,958	(4)(7)	187,958
Alan D. Horn	85,000	—	—	—	71,318	(3)(4)(5)(6)	156,318
John R.V. Palmer	75,000	—	—	—	13,868		88,868
Timothy R. Price	75,000	—	—	—	14,493		89,493
Brandon W. Sweitzer	75,000	—	—	—	133,122	(4)(6)(8)(9)	208,122
(1)
Directors holding options on our previously issued subordinate voting shares received a bonus equal to the dividend that they would have received on the shares underlying the options if the options were exercised.
(2)
All retainers and meeting fees paid in US dollars to our directors for serving on boards of certain of our subsidiaries have been converted to Canadian dollars using the Bank of Canada noon exchange rate as at December 31, 2014 (US$1.00=C$1.1601).
(3)
Messrs. Griffiths and Horn served on the Board of Directors of our Northbridge subsidiary for part of 2014. In that capacity, Messrs. Griffiths and Horn each received a retainer of $10,000.
(4)
Messrs. Griffiths, Gunn, Horn and Sweitzer served on the Board of Directors of our Crum & Forster subsidiary for part of 2014. In that capacity, each received a retainer of US$11,250 (C$13,051) plus US$750 (C$870) per meeting attended.
(5)
Messrs. Griffiths and Horn served on the Board of Directors of our OdysseyRe subsidiary for part of 2014. In that capacity, each received a retainer of US$15,000 (C$17,402).
(6)
Messrs. Griffiths, Horn and Sweitzer served on the Board of Directors of our Zenith subsidiary for part of 2014. In that capacity, each received a retainer of US$7,500 (C$8,701).
(7)
Mr. Gunn served on the Board of Directors of our Northbridge subsidiary in 2014. As Chairman of the Board, Mr. Gunn received $75,000 for the year.
(8)
Mr. Sweitzer served on the Board of our OdysseyRe subsidiary in 2014. In that capacity, he received a retainer at the rate of US$30,000 (C$34,803) per year and a further retainer at a rate of US$10,000 (C$11,601) per year as Chair of the Audit Committee.
(9)
Mr. Sweitzer served on the Board of Directors of our Falcon Insurance Company subsidiary and our First Capital Insurance Limited subsidiary in 2014. In those capacities, Mr. Sweitzer received retainers at a rate of US$25,000 (C$29,003) per year from each company plus, for Falcon, US$3,000 (C$3,480) per meeting attended and a further retainer at a rate of US$750 (C$870) per year as Chair of the Audit Committee.

Details of the outstanding option-based and share-based awards on our previously issued subordinate voting shares granted to our directors are shown in the following table:

	Option-Based Awards				Share-Based Awards
Name	Number of shares underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options(1)	Number of shares that have not vested	Market value of share-based awards that have not vested(2)
Anthony F. Griffiths	2,750	$182.00	April 16, 2017	$1,173,645	—	—
Robert J. Gunn	2,000	250.00	May 7, 2022	717,560	—	—
Alan D. Horn	1,754	285.08	May 5, 2023	567,770	—	—
John R.V. Palmer	1,244	402.00	May 3, 2027	257,234	—	—
Timothy R. Price	1,300	385.00	May 3, 2025	290,914	—	—
Brandon W. Sweitzer	—	—	—	—	232	$141,237
V. Prem Watsa	—	—	—	—	—	—
(1)
The value of unexercised in-the-money options is calculated by subtracting the exercise price of an option on one share from the market value of one of our subordinate voting shares at the end of 2014, and multiplying that difference by the number of unexercised options. That value does not include any deduction to recognize that some or all unexercised options may never become exercisable.
(2)
The market value is calculated by multiplying the market value of one of our subordinate voting shares at the end of 2014 by the number of such shares awarded pursuant to unvested restricted stock grants. That value does not include any deduction to recognize that the shares so awarded may never become vested.

The values vested during 2014 of the option-based and share-based awards granted to our directors shown in the preceding table are shown in the following table:

Name	Option-Based Awards — Value vested during the year(1)	Share-Based Awards — Value vested during the year(2)
Anthony F. Griffiths	—	—
Robert J. Gunn	$50,040	—
Alan D. Horn	37,819	—
John R.V. Palmer	11,874	—
Timothy R. Price	14,559	—
Brandon W. Sweitzer	—	$423,000
V. Prem Watsa	—	—
(1)
The value vested is calculated by multiplying the number of options which became vested during the year by the amount by which the market value of one of our subordinate voting shares on the day of vesting exceeded the exercise price of an option. Out-of-the-money options are excluded from the calculation. As no options which vested during the year were exercised, the values shown in the above table are comprised in (i.e., they are not additional to) the values of options shown in the preceding table.
(2)
The value vested is calculated by multiplying the number of shares which became vested during the year by the market value of one of our subordinate voting shares on the day of vesting.

Director Share Ownership

Each Board member is expected to hold for the long term significant equity in Fairfax. Our Corporate Governance Guidelines provide that the Board will confirm each year that each member owns equity equal in value to at least five times the amount of his or her annual retainer. Directors who do not meet this minimum must apply their annual retainers to purchase subordinate voting shares (or similar equity-like ownership) of Fairfax until it is satisfied.

Directors' and Officers' Insurance

We purchase and maintain Directors' and Officers' Liability Insurance for our directors and officers and the directors and officers of certain of our subsidiaries. This insurance forms part of a blended insurance program which provides a combined aggregate limit of liability of US$195 million, with a deductible to us of US$10 million per loss under the Directors' and Officers' Liability Insurance. The approximate annual premium for this Directors' and Officers' Liability Insurance is US$1,700,000.

Indebtedness of Directors and Executive Officers

We maintain a share purchase plan whereby the directors could, until July 30, 2002 when U.S. legislation applicable to us prohibited the making of any further loans under the plan, from time to time grant to designated employees, officers and directors of us or any subsidiary a loan (which may be interest free) repayable after a specified period (which often relates to when the recipient leaves the employment of us or a subsidiary, or when the recipient dies) to purchase our subordinate voting shares. A loan made to any individual was on a one-time or infrequent basis, and the shares purchased with the loan were expected to be held, not traded. All loans made under the plan have been for the purchase of previously issued shares purchased in the market, so that they involved no previously unissued stock and consequently no dilution to shareholders. Until repayment, the shares are held by a trustee or as security for a bank lender, subject to the terms of the plan. Of the $17.2 million of currently outstanding loans made under the plan to all current and former executive officers, directors and employees of us and our subsidiaries (including $4.7 million to our current executive officers), $5.3 million (including $3.5 million to our current executive officers) have been refinanced by the borrowers with a Canadian chartered bank (the current aggregate value of the shares securing these refinanced loans is $47.1 million). We or our subsidiaries generally pay the prime plus one-half percent per annum interest on these refinanced loans on behalf of the borrowers and may under certain circumstances be obligated to purchase these loans from the bank.

Indebtedness of Directors and Executive Officers
under Securities Purchase Programs
(being only the above-described share purchase arrangements)

Name and principal position with Fairfax	Largest amount outstanding during fiscal year ended Dec. 31, 2014	Amount outstanding as at March 6, 2015	Security for indebtedness(1)
Jean Cloutier Vice President, International Operations	$775,000	$775,000	2,750
Bradley P. Martin Vice President, Strategic Investments	499,800	499,800	1,428
Eric P. Salsberg Vice President, Corporate Affairs and Corporate Secretary	1,925,000	1,925,000	20,500
Ronald Schokking Vice President and Treasurer	1,542,750	1,542,750	25,000
(1)
In all cases, our subordinate voting shares

Summary Compensation Table

					Non-Equity Incentive Plan Compensation
Name and principal position with Fairfax	Year	Salary	Option-Based Awards(1)		Annual Incentive Plans		Long-Term Incentive Plans	All Other Compensation(2)	Total Compensation
V. Prem Watsa	2014	$600,000	—		—		—	$24,270	$624,270
Chairman and	2013	600,000	—		—		—	23,820	623,820
Chief Executive Officer	2012	600,000	—		—		—	22,970	622,970
David J. Bonham(3)	2014	400,000	$216,318	(5)(6)	$500,000	(14)	—	67,492	1,183,810
Vice President and	2013	350,000	70,149	(8)	262,500	(14)	—	48,020	730,669
Chief Financial Officer	2012	320,770	124,913	(11)(12)	271,000	(14)	—	47,056	763,739
Paul C. Rivett(4)	2014	1,000,000	227,765	(7)	1,250,000	(14)	—	207,269	2,685,034
President	2013	750,000	854,627	(8)(9)	468,750	(14)	—	188,512	2,261,889
	2012	500,000	619,821	(13)	2,500,000	(15)	—	131,468	3,751,289
Peter S. Clarke	2014	500,000	357,676	(5)(6)	625,000	(14)	—	97,548	1,580,224
Vice President and	2013	400,000	392,561	(8)(9)(10)	300,000	(14)	—	74,236	1,166,797
Chief Risk Officer	2012	350,000	22,727	(12)	262,500	(14)	—	73,697	708,924
Bradley P. Martin	2014	500,000	113,881	(7)	625,000	(14)	—	238,168	1,477,049
Vice President,	2013	500,000	100,180	(8)	375,000	(14)	—	221,547	1,196,727
Strategic Investments	2012	500,000	—		500,000		—	222,517	1,222,517
(1)
The fair value of option-based awards is determined using the Black-Scholes option pricing model. We account for option grants by amortizing the market value of the underlying shares at the date of the grant (a higher amount than the value using the Black-Scholes option-pricing model) over the number of years during which the option vests.
(2)
The amounts shown for each year represent payments in respect of registered retirement savings plans contributions made in lieu of the establishment of a pension plan; payments in respect of an executive medical plan; a bonus paid to Messrs. Bonham, Rivett, Clarke and Martin equal to the dividend that those individuals would have received on shares underlying options held on our previously issued subordinate voting shares if the options were exercised; taxable benefits to Mr. Martin on interest or deemed interest on a loan with respect to the share purchase plan described above under "Indebtedness of Directors and Executive Officers"; and amounts received by Mr. Martin for serving at our request on the Board of Directors of Ridley Inc.
(3)
Mr. Bonham assumed the office of Chief Financial Officer in August 2012. Mr. Bonham formerly served as our Vice President, Financial Reporting.
(4)
Mr. Rivett assumed the office of President in July 2013. Mr. Rivett formerly served as our Vice President, Operations.
(5)
The fair value of Mr. Bonham's and Mr. Clarke's awards of options on 463 and 579, respectively, of our previously issued subordinate voting shares, which they received in respect of their annual bonus award (see note 14), was determined using a risk free rate of 2.26% per annum, an expected life of 15 years, volatility of 26.1% and an expected dividend yield of 2%.
(6)
The fair value of Mr. Bonham's and Mr. Clarke's awards of options on 1,152 and 2,304, respectively, of our previously issued subordinate voting shares was determined using a risk free rate of 3.51% per annum, an expected life of 15 years, volatility of 20.8% and an expected dividend yield of 3%.
(7)
The fair value of Mr. Rivett's and Mr. Martin's awards of options on 58,185 and 29,092, respectively, of previously issued subordinate voting shares of Fairfax India Holdings Corporation, which was received in respect of part of their annual bonus award (see note 14), was determined using a risk free rate of 2.41% per annum, an expected life of 15 years, volatility of 15.0% and an expected dividend yield of zero.
(8)
The fair value of Mr. Bonham's, Mr. Rivett's, Mr. Clarke's and Mr. Martin's awards of options on 605; 1,080; 691; and 864, respectively, of our previously issued subordinate voting shares, which they received in respect of part of their annual bonus awards (see note 14), was determined using a risk free rate of 3.51% per annum, an expected life of 15 years, volatility of 20.8% and an expected dividend yield of 3%.
(9)
The fair value of Mr. Rivett's and Mr. Clarke's awards of options on 7,027 and 1,757, respectively, of our previously issued subordinate voting shares was determined using a risk free rate of 3.63% per annum, an expected life of 15 years, volatility of 19.3% and an expected dividend yield of 3%.
(10)
The fair value of Mr. Clarke's award of options on 1,326 of our previously issued subordinate voting shares was determined using a risk free rate of 3.03% per annum, an expected life of 15 years, volatility of 23.7% and an expected dividend yield of 3%.

(11)
The fair value of Mr. Bonham's award of options on 1,338 of our previously issued subordinate voting shares was determined using a risk free rate of 2.75% per annum, an expected life of 15 years, volatility of 16.7% and an expected dividend yield of 2%.
(12)
The fair value of Mr. Bonham's and Mr. Clarke's awards of options on 127 and 222, respectively, of our previously issued subordinate voting shares, which they elected to receive in respect of part of their annual bonus award (see note 14), was determined using a risk free rate of 2.87% per annum, an expected life of 15 years, volatility of 22.7% and an expected dividend yield of 3%.
(13)
The fair value of Mr. Rivett's award of options on 5,550 of our previously issued subordinate voting shares was determined using a risk free rate of 2.93% per annum, an expected life of 15 years, volatility of 20.0% and an expected dividend yield of 2%.
(14)
Beyond the cash bonus amount shown in this column, the officer involved also received an award of options on our previously issued subordinate voting shares in respect of part of the annual bonus award (see "Compensation Discussion and Analysis"). Details of such option grants are reflected under "Option-Based Awards" in this summary compensation table.
(15)
This cash amount awarded to Mr. Rivett included a one-time special bonus of $2,000,000 in recognition of his significant past and ongoing contributions to the company.

Equity Compensation Plan

Our equity compensation plan, established in 1999, replaced our share purchase plan described above under "Indebtedness of Directors and Executive Officers" in 2002. No significant changes have been made to the plan since it was established, and any changes would require the approval of the Compensation Committee. Under the plan, stock-related awards in the form of options or restricted shares may be made to our executive officers. Recently, annual bonuses are to a large extent paid partly in cash and partly in a stock-related award. Otherwise, an award made to any individual is on a one-time or infrequent basis, any additional award regularly reflecting an increase in responsibilities, with a general alignment of the aggregate amount of awards to executive officers with comparable degrees of responsibility. The awards granted are expected to be held, not traded; we have no pension plan, so these awards are our form of long term incentive, whose value is determined by the performance of the company over the long term. A grant decision is made by the Compensation Committee on the recommendation of our CEO. The awards are made of our subordinate voting shares which have been previously issued and the shares underlying these awards are purchased in the market, so that they involve no previously unissued stock and consequently no dilution to shareholders. As at December 31, 2014, a total of 175,086 unexercised and unexpired options have been granted to our employees, representing 0.86% of our subordinate voting shares outstanding as at that date. For U.S. participants, the plan is structured as a restricted share plan, providing grants of outstanding shares which vest at future dates. For participants in Canada, the plan operates as much as possible like a restricted share plan but, in light of differences in applicable tax law, is structured instead to provide awards of options on previously issued shares purchased in the market, with the exercise price of each share being at least the closing market price on the date preceding the date of grant. The option is generally exercisable as to 50% five years from the date of grant and as to the remainder ten years from the date of grant or 100% five years from the date of grant, subject to the grantee remaining an employee of us or our subsidiaries at the time the option becomes exercisable, and generally expires 15 years from the date of grant but is automatically extended from time to time up until the time of retirement. We regard any option as a long term incentive. Any option grant is made by our affiliated entity incorporated for that purpose, which purchases in the open market the shares on which awards are granted under the plan.

No share-based (as opposed to option-based) awards have been granted to our named executive officers under the plan. Details of the above-described options on previously issued subordinate voting shares granted to our named executive officers as at December 31, 2014 are shown below:

Name	Number of securities underlying unexercised options	Option exercise price	Option expiration date(1)	Value of unexercised in-the-money options(2)
V. Prem Watsa	—	—	—	—
David J. Bonham	1,078	$231.90	December 21, 2021	$1,367,563
	672	371.93	May 10, 2025
	662	377.85	March 3, 2026
	1,338	373.49	August 7, 2027
	127	393.50	March 21, 2028
	605	434.00	February 18, 2029
	1,152	434.00	February 18, 2029
Paul C. Rivett	2,500	200.00	March 15, 2019	6,203,770
	1,750	212.50	November 23, 2021
	2,165	231.00	December 18, 2021
	4,450	371.47	December 24, 2023
	5,550	402.01	May 7, 2027
	7,027	426.90	November 7, 2028
	1,080	434.00	February 18, 2029
Peter S. Clarke	1,525	163.93	January 10, 2019	3,007,464
	2,156	231.90	December 21, 2021
	1,344	371.93	May 10, 2025
	1,326	376.98	February 19, 2028
	222	393.50	March 21, 2028
	1,757	426.90	November 7, 2028
	691	434.00	February 18, 2029
	2,304	434.00	February 18, 2029
Bradley P. Martin	4,000	165.00	April 1, 2017	6,212,260
	1,000	118.56	September 24, 2017
	2,500	200.00	March 15, 2019
	7,000	212.50	November 23, 2021
	864	434.00	February 18, 2029
(1)
The options generally expire 15 years from the date of grant and are automatically extended from time to time up until the time of retirement.
(2)
The value of unexercised in-the-money options is calculated by subtracting the exercise price of an option on one share from the market value of one of our subordinate voting shares at the end of 2014, and multiplying that difference by the number of unexercised options. That value does not include any deduction to recognize that some or all unexercised options may never become exercisable.

The only non-equity incentive plan compensation earned during the year by our named executive officers was the discretionary annual bonus shown in the "Summary Compensation Table" above under "Non-Equity Incentive Plan Compensation — Annual Incentive Plans", which is described below under "Compensation Discussion and Analysis". The values vested during 2014 of the option-based awards granted to our named executive officers are shown in the following table:

Name	Option-Based Awards — Value vested during the year(1)
V. Prem Watsa	—
David J. Bonham	—
Paul C. Rivett	$510,975
Peter S. Clarke	338,975
Bradley P. Martin	510,975
(1)
The value vested is calculated by multiplying the number of options which became vested during the year by the amount by which the market value of one of our subordinate voting shares on the day of vesting exceeded the exercise price of an option. As no options which vested during the year were exercised, the values shown in the above table are comprised in (i.e., they are not additional to) the values of options shown in the preceding table.

Executive Share Ownership

All of our executive officers are long term shareholders of Fairfax. While we do not have formal executive share ownership guidelines, our executive officers are expected to hold their shares throughout their tenure. In practice, with the exception of charitable donations, there has been almost no trading of our shares by our executive officers.

Compensation Discussion and Analysis

Our Compensation Committee, in consultation with our CEO, is responsible for establishing our general compensation philosophy and participating in the establishment and oversight of the compensation and benefits of our executive officers. Our executive compensation program is designed to align the interests of our executives and shareholders by linking compensation with our performance and to be competitive on a total compensation basis in order to attract and retain executives. Except in the case of Mr. Watsa, as described below, the remuneration of our executive officers consists of an annual base salary, an annual bonus and long term participation in our fortunes by the ownership of shares through the equity compensation plan (details of this participation are set out above under "Equity Compensation Plan") and through the now discontinued share purchase plan (details of this participation are set out above under "Indebtedness of Directors and Executive Officers"). Our executive officers have no written employment contracts.

The base salaries of our executive officers (which term in this and the following paragraph excludes Mr. Watsa) are intended to be competitive but to remain relatively constant, generally increasing only when the executive assumes greater responsibilities. A discretionary bonus in the range of 50% to 150% of base salary, if and to the extent appropriate, is awarded annually. Commencing with the bonuses for 2013, the annual bonus is generally paid partly in cash and partly in options on our previously issued subordinate voting shares (such options are described under "Equity Compensation Plan"). Internally, the value of an option for bonus purposes is the full market value of the shares underlying the option at the time of the option grant; it is not valued for bonus purposes at the lesser value using the Black-Scholes option pricing model. In awarding bonuses, the Compensation Committee considers the performance of our executive team during the year in light of its accomplishments and relative to our Guiding Principles. The annual bonus is a percentage of the annual base salary, which percentage in any year is identical (except rarely in special individual circumstances) for all executive officers: there are no corporate (beyond the company's Guiding Principles) or individual performance goals or objectives set or evaluated. Recognizing that 2014 was an exceptional year, with outstanding results including record net earnings, record underwriting profit and a 19.5% increase in book value per share (adding in the dividend paid), the Compensation Committee set the bonus level for 2014 at 150% of base salary plus a special additional 50% of base salary. We have not chosen to benchmark executive compensation against compensation of comparable companies.

Each year, our CEO makes compensation recommendations to the Compensation Committee reflecting consideration of the achievements of our executive team during the year and our corporate objective to achieve a high rate of compound growth in book value per share over the long term. The Compensation Committee evaluates the factors considered by our CEO and decides whether to approve or adjust the recommendations for compensation of our executive officers. The Compensation Committee separately considers the compensation for our CEO, as more fully described below.

In reviewing our compensation policies and practices each year, our Compensation Committee considers the implications of the risks associated with our compensation policies and practices. Risk is discussed at every regularly scheduled meeting of our Board of Directors, so the avoidance of excessive risk is monitored by our entire Board, including Compensation Committee members. Our Compensation Committee has concluded that our compensation policies and practices do not encourage excessive or inappropriate risk-taking behaviour. For a more detailed discussion on risk management, please refer to the "Risk Management" section. As discussed above, our policies and practices align the focus of our executive officers with the long term interests of our shareholders, and are internally equitable. With respect to bonus amounts, these are determined based on overall company performance, which mitigates the risk of an individual taking excessive risks in an effort to increase his or her bonus award. There is no formula to qualify for a bonus. The focus on long-term objectives is supported by executives who consider themselves long term employees; with minimal exceptions, none of our executives have left our employment. With respect to equity awards, as more fully described above under "Equity Compensation Plan", an award made to any individual (other than as part of an annual bonus) is on a one-time or infrequent basis, any additional award regularly reflecting an increase in responsibilities. Awards are not made upon accomplishment of a task while the risk to the company from that task extends over a significantly longer period of time. Awards typically do not vest until at least five years have passed. Our directors and officers, as well as all other employees, are not permitted to purchase financial instruments that are designed to hedge or offset any decrease in market value of our equity securities granted as compensation or otherwise held by the individual. The benefit of these awards over time will derive from long-term value creation rather than from short-term gains.

The Board has considered Fairfax's particular circumstances and the reasonably unique elements of our officer compensation (including, without limitation, the low compensation requested by our CEO (a fixed, restrained annual salary, no annual bonus and no equity or other incentives), the reasonably small aggregate amount of executive compensation, the small number of our executives, the simplicity of our compensation structure (as described above), the absence of any pension plan, and the infrequency of equity incentive grants, and has determined that given those particular circumstances and those unique elements of our officer compensation, a "say on pay" vote by shareholders is not useful or appropriate in Fairfax's context.

Compensation of the Executive Officers for 2014

Mr. Watsa proposed to our Compensation Committee the remuneration of our executive officers for 2014. The Compensation Committee considered the proposals by Mr. Watsa, which included a description of the accomplishments of our executives. The Compensation Committee evaluated and approved the compensation of our executive officers. Details of the compensation awarded to our named executive officers for 2014 are shown in the "Summary Compensation Table" above.

Compensation of the Chief Executive Officer for 2014

Since 2000, Mr. Watsa has agreed that his aggregate compensation from us will consist solely of an annual salary of $600,000 (and standard benefits provided to our executives generally), with no bonus or other profit participation, no participation in any equity plans (other than the employee payroll share purchase plan) and no pension entitlement. Mr. Watsa's compensation arrangements reflect his belief that as a controlling shareholder involved in the management of the company, his compensation should be closely linked to all shareholders; this close link is achieved by his "compensation", beyond a fixed salary, coming only from his share ownership. The Compensation Committee evaluated and approved the continuation for 2014 of Mr. Watsa's above-described compensation arrangements.

Performance Graph

The following graph assumes that $100 was invested on December 31, 2009 in our subordinate voting shares and in common shares of the S&P/TSX Composite Total Return Index, the S&P 500 Index and the S&P Property-Casualty Insurance Index, respectively. The graph shows market values as at various year-ends, so that there is no necessary correlation between the trends, if any, shown in that graph and our executive compensation, which is determined as described above and, as so described, does not vary considerably year to year or itself reflect any trends.

Cumulative Value of a $100 Investment Assuming Reinvestment of Dividends

              * No comparable Canadian index

Statement of Corporate Governance Practices

In 2005, our Board of Directors, in consultation with outside experts retained by the Board, reviewed our corporate governance practices. As part of this process, and by way of formalizing our governance approaches, the Board (i) approved a set of Corporate Governance Guidelines that includes the Board's written mandate, (ii) established a Governance and Nominating Committee and a Compensation Committee (in addition to the previously established Audit Committee), (iii) approved written charters for all of its committees (which charters include position descriptions for the Chair of each committee), (iv) approved a Code of Business Conduct and Ethics applicable to our directors, officers and employees and (v) established, in conjunction with the Audit Committee, a Whistleblower Policy. All of these items are available for review on our website at www.fairfax.ca under the heading "Corporate Governance".

The Corporate Governance Guidelines retain and enhance the principles and practices described in prior Management Proxy Circulars as underlying our governance system. The Code of Business Conduct and Ethics is built around the first value in our longstanding and regularly reported Guiding Principles — "honesty and integrity are essential in all our relationships and will never be compromised".

Our corporate governance policies and practices are reviewed regularly by our Board and updated as necessary or advisable. Our corporate governance practices are in compliance with all applicable rules and substantially comply with all applicable policies and guidelines, including those of the Canadian Securities Administrators. A description of our corporate governance practices is set out below.

Various of our directors are also directors of one or more of our subsidiaries. The time commitment required for serving on those boards is not materially greater than the time commitment required for serving solely on our Board. All of the material information regarding our subsidiaries is provided to our directors, so that once a director has undertaken the review and preparation necessary to serve as a director of Fairfax, there is not substantial additional review or preparation required to serve as a director of our subsidiaries.

Independent Directors

The Board has affirmatively determined that all of our directors (other than Mr. Watsa and his family) are independent in that each of them has no material relationship with us, that is, a relationship which could, in the Board's view, be reasonably expected to interfere with the exercise of the member's independent judgment. In making this determination, the Board considered, among other things, that none of those individuals (i) is, or has been within the last three years, an employee or member of management of us or our subsidiaries or related to any member of management, (ii) is related to our controlling shareholder, (iii) is associated with our auditor or has any family member that is associated with our auditor, (iv) receives any direct or indirect compensation (including to family members) from us except in connection with Board related work, (v) works or has worked at a company for which any member of our management was a member of the compensation committee, or (vi) has (other than possibly as an insured under an insurance policy issued on usual commercial terms) any material business or other relationship with us, our subsidiaries or our controlling shareholder. Accordingly, all of our directors are independent except for V. Prem Watsa, our Chairman and CEO. Shareholders and others may communicate with our non-management directors by addressing their concerns in writing to our Corporate Secretary or, marked "Private and Confidential", to our Lead Director, at 95 Wellington Street West, Suite 800, Toronto, Canada M5J 2N7.

Our directors have an ongoing obligation to inform the Board of any material changes in their circumstances or relationships that may affect the Board's determination as to their independence and, depending on the nature of the change, a director may be asked to resign as a result.

Lead Director and Independent Functioning of the Board

Our Chairman is also our CEO and controlling shareholder. Accordingly, the Board has appointed Anthony Griffiths as the Lead Director of Fairfax. The Lead Director is responsible for ensuring the independent functioning of the Board, including establishing, in consultation with the CEO, the agenda for each Board meeting, acting as spokesperson for the independent directors collectively in communications with the Chairman and presiding over meetings of the independent directors.

The agenda for each Board meeting (and each committee meeting to which members of management have been invited) affords an opportunity for the independent directors to meet separately and the independent directors regularly exercise that opportunity. In 2014, our independent directors held three in camera meetings, at which 100% of the independent directors attended. All committees are composed solely of independent directors.

Corporate Governance Guidelines (including Board Mandate)

Our Corporate Governance Guidelines, which include our Board Mandate, set out the overall governance principles that apply to us. Our Corporate Governance Guidelines include (i) position descriptions for each of the Chairman, the Lead Director and the CEO, (ii) sole authority for the Board and each committee to appoint, at our expense, outside advisors in connection with the performance of its duties, including determining fees and other retention terms, (iii) a mechanism for shareholders and others to communicate with us, (iv) share ownership requirements for directors, (v) obligations of directors in respect of meeting preparation and attendance, (vi) accountability of the CEO to the Board for implementing and achieving our Guiding Principles and corporate objectives approved by the Board and (vii) the Board's adoption of and commitment to the Code of Business Conduct and Ethics, which is applicable to all of our directors, officers and employees.

In our Corporate Governance Guidelines, the Board has explicitly assumed responsibility for our stewardship and for supervising the management of our business and affairs. Our Board Mandate states:

  The directors' primary responsibility is to act in good faith and to exercise their business judgment in what they reasonably believe to be the best interests of Fairfax. In fulfilling its responsibilities, the Board is, among other matters, responsible for the following:

    •
    Appointing the CEO and other corporate officers;

    •
    On an ongoing basis, satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and the other executive officers create a culture of integrity throughout Fairfax;

    •
    Monitoring and evaluating the performance of the CEO and the other executive officers against the approved Guiding Principles and corporate objectives;

    •
    Succession planning;

    •
    Approving, on an annual basis, Fairfax's Guiding Principles and corporate objectives;

    •
    Satisfying itself that Fairfax is pursuing a sound strategic direction in accordance with the approved Guiding Principles and corporate objectives;

    •
    Reviewing operating and financial performance results relative to established corporate objectives;

    •
    Approving an annual fiscal plan;

    •
    Ensuring that it understands the principal risks of Fairfax's business, and that appropriate systems to manage these risks are implemented;

    •
    Ensuring that the materials and information provided by Fairfax to the Board and its committees are sufficient in their scope and content and in their timing to allow the Board and its committees to satisfy their duties and obligations;

    •
    Reviewing and approving Fairfax's annual and interim financial statements and related management's discussion and analysis, annual information form, annual report and management proxy circular;

    •
    Approving material acquisitions and divestitures;

    •
    Confirming the integrity of Fairfax's internal control and management information systems;

    •
    Approving any securities issuances and repurchases by Fairfax;

    •
    Declaring dividends;

    •
    Approving the nomination of directors;

    •
    Approving the charters of the Board committees and approving the appointment of directors to Board committees and the appointment of the Chairs of those committees; and

    •
    Adopting a communications policy for Fairfax (including ensuring the timeliness and integrity of communications to shareholders and establishing suitable mechanisms to receive shareholder views).

Our Board has delegated to management responsibility for our day to day operations, including for all matters not specifically assigned to the Board or any committee of the Board.

Audit Committee

The members of our Audit Committee are Alan Horn (Chair), Anthony Griffiths, Robert Gunn and Timothy Price, all of whom are independent and financially literate. Mr. Horn has accounting or related financial management expertise and is therefore a financial expert as defined by the Securities and Exchange Commission. He is a chartered accountant and a former partner of an accounting firm, was for many years the Chief Financial Officer of a public company listed on the TSX and has considerable experience on boards of directors and audit committees of public companies. Mr. Griffiths received an MBA from Harvard University, has extensive experience as an audit committee member and director of a number of public companies and has a sound understanding of accounting principles, including those used in the preparation of our financial statements. Mr. Gunn has significant experience with financial statement disclosure through his previous work experience, including as Chief Executive Officer and Chief Operating Officer of Royal & SunAlliance, a diversified insurance company. He also has experience as an audit committee member and director of a number of public companies, including as audit committee chair. Mr. Price has over 30 years of management experience with the Brookfield group of companies, and served previously as Chairman of The Edper Group Limited and of Hees International Bancorp Inc. He is currently an audit committee member and director of HSBC Bank Canada and a director of Canadian Tire Corporation. For additional information concerning Messrs. Horn, Griffiths, Gunn and Price, please see the information above under "Election of Directors".

Our Corporate Governance Guidelines prohibit a member of the Audit Committee from serving on the Audit Committees of more than two other public companies (with the exception of our subsidiaries) except with the prior approval of the Board, including a determination by the Board that such service would not impair the ability of the director to effectively serve on the Audit Committee. No member of our Audit Committee serves on the audit committees of more than two other public companies.

The responsibilities of the Audit Committee include (i) recommending to the Board the auditor to be nominated for approval by shareholders, (ii) approving the compensation of the auditor, (iii) overseeing the work of the auditor and management with respect to the preparation of financial statements and audit related matters and communicating regularly with the auditor and management in that regard, (iv) ensuring that suitable internal control and audit systems are in place, (v) reviewing annual and interim financial information, including MD&A, prior to its release and (vi) reviewing annual and interim conclusions about the effectiveness of our disclosure controls and procedures and internal controls and procedures. The text of our Audit Committee Charter can be found on our website (www.fairfax.ca) or in our Annual Information Form under the heading "Audit Committee", which is available on SEDAR (www.sedar.com). Our Annual Information Form also contains information concerning fees paid to our external auditors for services they have rendered to us in each of the last two fiscal years.

In order to ensure the independence of our external auditor, the Committee has adopted a Policy on Review and Approval of Auditor's Fees requiring Audit Committee approval of all audit and non-audit services provided by the auditor and, among other things, requiring the CFO and the auditor to report to the Committee quarterly on the status of projects previously pre-approved.

Compensation Committee

The members of our Compensation Committee are Anthony Griffiths (Chair), Robert Gunn and Brandon Sweitzer, all of whom are independent and have the necessary skills and experience to enable them to make decisions on the suitability of our compensation policies and practices. Mr. Griffiths has experience in executive compensation as a former Chief Executive Officer and Chairman of Mitel Corporation, where he was directly involved in executive compensation decision-making, as the Chairman of Novadaq Technologies Inc., and from having served on several other public company boards of directors. Mr. Griffiths also brings to our Compensation Committee the benefit of his knowledge and experience derived from exercising the risk management function of our Audit Committee, of which he is also a member. Mr. Gunn is a former executive officer of Royal & SunAlliance plc, where he served as Chief Executive Officer and in several other senior management positions involving direct responsibility for executive compensation matters. Mr. Gunn also has past experience in executive compensation as a member of the board of directors of several public companies. Like Mr. Griffiths, Mr. Gunn is involved in the inter-related risk management functions of both our Audit and Compensation Committees. Like Mr. Gunn and Mr. Griffiths, Mr. Sweitzer has experience in executive compensation gained from both board memberships and from serving in executive officer positions, including as Chief Financial Officer and President of Marsh Inc. and Chief Executive Officer of Guy Carpenter & Company, in which roles he had direct responsibility for executive compensation decision-making. Mr. Sweitzer serves on the board of Integro, Ltd. and also brings to our Compensation Committee his experience as Chairman of the Board of Overseers of the St. John's University School of Risk Management, where he is currently Dean.

The responsibilities of the Committee include establishing the compensation of directors and approving the compensation of the CEO and other executive officers. In establishing the compensation of the directors, the Committee will examine the time commitment, responsibilities and risks associated with being a director and compensation paid by companies similar to us. In approving the compensation of the CEO and other executive officers, the important factors for evaluating performance are our Guiding Principles and corporate objectives, as more fully described above under "Compensation Discussion and Analysis".

Governance and Nominating Committee

The members of our Governance and Nominating Committee are Anthony Griffiths (Chair), John Palmer, Timothy Price and Brandon Sweitzer, all of whom are independent. The Committee is responsible for our overall approach to corporate governance. The Committee recommends nominations to the Board each year and recommends the directors it considers qualified for appointment to each Board committee and as Chair of each committee. The Committee is also responsible for annually evaluating and reporting to the Board on the performance and effectiveness of the Board, each of its committees and each of its directors. In conducting that evaluation, the Committee considers the Corporate Governance Guidelines, applicable committee charters and position descriptions, and the contributions individual members are expected to make. The Committee also monitors changes in the area of corporate governance and recommends any changes it considers appropriate.

Selection of Directors and Diversity

We seek as directors committed individuals who have a high degree of integrity, sound practical and commercial judgment, a belief in and an affinity for the special culture of the Corporation and an interest in the long term best interests of us and our shareholders. With this goal in mind, each year the Board determines what competencies and skills the Board as a whole should possess (taking into account our particular business and what competencies and skills each existing director possesses). The Board makes these determinations at a time suitable for the Governance and Nominating Committee to reflect them in its recommendations for nominees to the Board. In making its recommendations, the

Governance and Nominating Committee also considers the competencies and skills any new nominee may possess, the independence requirements and the requirements for any distinctive expertise.

We have learned that the combination of qualities which we seek in our directors as well as in our senior management severely restricts the availability of suitable individuals, as does our experience that a director or member of senior management should be an individual with whom we have had sufficient experience that we can be confident of our mutual compatibility. Given these limiting paramount considerations, the achievement of diversity of race, gender, national origin, sexual orientation or similar categorizations is not generally a factor in our choice of directors or senior management, and we do not have any formal policy on gender or other diversity on our Board or in senior management or on the identification and nomination of female directors, do not have fixed percentages or targets for any selection criteria, and are not considering establishing any measurable objectives in that regard. We do, however, feel that it would be desirable to have greater diversity on our Board, including one or more female Board members, consistent with the criteria described above, so this will be a factor in future considerations regarding the nomination of directors.

There are currently no female directors (0%) on our Board, and none of our ten executive officers (0%) are female. Three of the twelve executive officers (25%) at our OdysseyRe subsidiary are female, and the CEOs of two of our largest subsidiaries, Northbridge and Zenith, as well as of our Polish Re subsidiary, are female.

Orientation and Continuing Education of Directors

Each new director receives a comprehensive orientation from our Chairman, including an overview of the role of the Board, the Board committees and each individual member, the nature and operation of our business and the contribution and time commitment the new director is expected to make. The orientation will include access to our senior management and facilities. The Lead Director will also meet with each new director to orient that director on the independent operation and functioning of the Board. Our directors are invited to ask questions at any time of any officer or director within the Fairfax group.

The Board is responsible for considering from time to time appropriate continuing education for directors, which may include presentations from management, site visits and presentations from industry experts. Each director is expected to maintain the necessary level of expertise to perform his or her responsibilities as a director and, as discussed in more detail below, is subject to an annual evaluation.

Board Performance Evaluation

Each year a confidential annual review process is completed to assess the overall effectiveness of the Board, the individual directors and each committee. As part of this process, each director completes a Board Effectiveness Survey and a Confidential Director Self-Evaluation Form. The Board Effectiveness Survey reviews Board responsibilities, operation and effectiveness. The Director Self-Evaluation Form asks directors to consider their participation on and contributions to the Board and its committees and their goals and objectives in serving as a director of our company. The Chair of the Governance and Nominating Committee collates the results of the survey and meets with individual directors to discuss evaluations at a director's request (or as required to address a specific issue) and reports to the Governance and Nominating Committee and to the Board on evaluation results.

Ethical Business Conduct

The Board has approved a Code of Business Conduct and Ethics that is built around the first value in our Guiding Principles — "honesty and integrity are essential in all our relationships and will never be compromised". The Board is responsible for monitoring compliance with the Code and accordingly has, in conjunction with the Audit Committee, established a Whistleblower Policy pursuant to which violations of the Code can be reported confidentially or anonymously and without risk of recrimination. The Board has also approved a Public Disclosure Policy applicable to all directors and employees and those authorized to speak on our behalf.

Among other things, the Code requires every director, officer and employee of Fairfax to be scrupulous in seeking to avoid any actual, potential or perceived conflict of interest and to constantly consider whether any may exist. If any material transaction or relationship that could give rise to a conflict of interest arises, the individual must immediately advise the Chair of the Audit Committee in writing and not take any action to proceed unless and until the action has been approved by the Audit Committee. The Governance and Nominating Committee also reviews all proposed significant related party transactions involving directors, executive officers or a controlling shareholder.

Term Limits

We do not impose term limits on our directors, believing that this arbitrary mechanism for removing directors can result in valuable, experienced directors being forced to leave the Board and that the nomination and voting process will only produce directors who are able to make a meaningful contribution.

Succession Planning

The following describes the succession process which the Board of Directors has in place. All Board members are personally familiar with the individuals who constitute our senior management, by virtue of senior management's contacts, in the ordinary course of their duties, with the Board members, and of senior management's attendance as invitees at Board meetings, and as a result of discussions, communications and meetings pursuant to our policies and practices whereby any director is free at any time to communicate with any member of management. The Board has further familiarity with senior management because it obtains and approves the annual collective objectives of head office and reviews the results, and because the Compensation Committee reviews the achievements of senior management during each year in setting the bonus level for senior management (Mr. Watsa does not accept an annual (or other) bonus). The Board's familiarity with the individuals constituting senior management is facilitated by virtue of the reasonably small numbers of individuals involved and of the very low rate of turnover among Board members and especially among senior management.

As a result, the Board is both knowledgeable and involved in the discussions about succession planning, which take place at least annually, between Mr. Watsa in his capacity as CEO and major shareholder and the other Board members, and at any other discussions or deliberations on this subject (for example, informal discussions initiated by any Board member or discussions by the independent directors (all of the directors other than Mr. Watsa) at the in camera meetings of independent directors which are an agenda item at all of the regularly scheduled meetings of the Board).

Risk Management

The primary goals of our risk management are to ensure that the outcomes of activities involving elements of risk are consistent with our objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting our consolidated balance sheet from events that have the potential to materially impair our financial strength. Our exposure to potential loss from our insurance and reinsurance operations and investment activities primarily relates to underwriting risk (which necessarily factors in climate change considerations), credit risk, liquidity risk and various market risks. Balancing risk and reward is achieved through identifying risk appropriately, aligning risk tolerances with business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventive controls and transferring risk to third parties.

Our risk management objectives are achieved through a two tiered system, with detailed risk management processes and procedures at our primary operating subsidiaries and our investment management subsidiary combined with the analysis of our company-wide aggregation and accumulation of risks at the holding company level. In addition, although we and our subsidiaries have designated Chief Risk Officers, we regard each Chief Executive Officer as the chief risk officer of his or her company: each Chief Executive Officer is the individual ultimately responsible for risk management for his or her company and its subsidiaries.

Our designated Chief Risk Officer reports on risk considerations to the Executive Committee and provides a quarterly report to the Board of Directors on the key risk exposures. Our management in consultation with the designated Chief Risk Officer approves certain policies for overall risk management, as well as policies addressing specific areas such as investments, underwriting, catastrophe risk and reinsurance. The Investment Committee approves policies for the management of market risk (including currency risk, interest rate risk and other price risk) and the use of derivative and non-derivative financial instruments, and monitors to ensure compliance with relevant regulatory guidelines and requirements. A discussion of the risks of the business (the risk factors and the management of those risks) is an agenda item for every regularly scheduled meeting of the Board.

Solicitation of Proxies

Our management is soliciting the enclosed proxy for use at the Annual Meeting of Shareholders to be held on April 16, 2015 and at any adjournment or postponement thereof. We will bear the cost of soliciting proxies. We will reimburse brokers, custodians, nominees and other fiduciaries for their reasonable charges and expenses incurred in forwarding proxy material to beneficial owners of shares. In addition to solicitation by mail, certain of our officers and employees may solicit proxies personally or by a means of telecommunication. These persons will receive no compensation beyond their regular salaries for so doing.

The information contained in this Management Proxy Circular is given as at March 6, 2015, except where otherwise noted.

Provisions Relating to Proxies

A properly executed proxy delivered to our transfer agent, Valiant Trust Company, at Proxy Department, P.O. Box 34, Suite 710, The Exchange Tower, 130 King Street West, Toronto, Canada M5X 1A9 (if delivered by mail); at Suite 710, The Exchange Tower, 130 King Street West, Toronto, Canada M5X 1A9 (if delivered by hand); at (416) 360-1646 or (855) 375-6916 (if delivered by fax); or online at https://proxy.valianttrust.com, so that it is received before 12:00 noon (Toronto time) on April 15, 2015 (or, in the event of an adjournment or postponement, the last business day prior to the adjourned or postponed meeting); or to the chairman or secretary of the meeting for which the proxy is given before the time of voting, will be voted or withheld from voting, as appropriate, at the meeting and, if a choice is specified in respect of any matter to be acted upon, will be voted or withheld from voting in accordance with the direction given. In the absence of such direction, such proxy will be voted with respect to the election of directors and appointment of auditors as described above.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of matters identified in the notice of meeting and with respect to other matters which may properly come before the meeting. At the date of this Management Proxy Circular, our management knows of no such amendments, variations or other matters.

The persons named in the enclosed proxy are two of our officers. If you wish to appoint some other person to represent you at the meeting, you may do so either by inserting such other person's name in the blank space provided in the enclosed proxy or by completing another form of proxy. Such other person need not be a shareholder.

Under governing law, only registered holders of our subordinate voting and multiple voting shares, or the persons they appoint as their proxies, are permitted to attend and vote at the meeting. However, in many cases, our subordinate voting shares beneficially owned by a holder (a "Non-Registered Holder") are registered either:

  (a)
  in the name of an intermediary that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers, brokers, or trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

  (b)
  in the name of a depository (such as CDS Clearing and Depository Services Inc. or Depository Trust Company).

In accordance with Canadian securities law, we are distributing copies of the notice of meeting, this Management Proxy Circular, the form of proxy and the 2014 Annual Report (which includes management's discussion and analysis) (collectively, the "meeting materials") to the depositories and intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, intermediaries will use service companies to forward the meeting materials to Non-Registered Holders. Non-Registered Holders who have not waived the right to receive meeting materials will:

  A.
  be given a proxy which has already been signed by the intermediary (typically by a facsimile, stamped signature) which is restricted to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it as described above; or

  B.
  more typically, receive, as part of the meeting materials, a voting instruction form which must be completed, signed and delivered by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone or online).

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. In either case, Non-Registered Holders should carefully follow the instructions of their intermediaries and their service companies.

If you have given a proxy, you may revoke it by an instrument in writing executed by you or by your attorney authorized in writing or, if you are a corporation, under your corporate seal or by an officer or attorney duly authorized, and deposited either at our head office at any time up to and including the last business day preceding the day of the meeting, or any adjournment or postponement thereof, at which the proxy is to be used or with the chairman or secretary of the meeting on the day of the meeting or any adjournment or postponement thereof.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an intermediary at any time by written notice to the intermediary, except that an intermediary is not required to act on a revocation of voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the intermediary at least seven days prior to the meeting.

Approval

Our Board of Directors has approved the contents of this Management Proxy Circular and the sending thereof to our shareholders.

By Order of the Board,
Dated March 6, 2015	Eric P. Salsberg Vice President, Corporate Affairs and Corporate Secretary

Fairfax Financial Holdings Limited
95 Wellington Street West, Suite 800, Toronto, Canada M5J 2N7

QuickLinks

  EXHIBIT 99.1
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
MANAGEMENT PROXY CIRCULAR